May 18, 2009
Ms. Peggy Kim
Special Counsel – Office of Mergers & Acquisitions
Division of Corporation Finance
US Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4561

Re:	Diamond Hill Investment Group, Inc. Definitive Proxy Statement on Schedule 14A filed on April 9, 2009 File No. 000-24498
Dear Ms. Kim:
     Set forth below are the responses of Diamond Hill Investment Group, Inc. (the “Company,” “we” or “us”) to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated May 14, 2009, with respect to the above captioned definitive proxy statement. The responses below are keyed numerically to the comments in the Staff’s letter.
     1. On April 2, 2009, Mr. Eriksen sent us a letter on Eriksen Capital Management letterhead in which he included at the end a reference of his intention to nominate two individuals to our Board of Directors. Neither Mr. Eriksen or Eriksen Capital Management were shareholders of the Company according to our records. In fact, the actual shareholder is Cedar Creek Partners LLC (“Cedar Creek”), who was not mentioned in the original letter. Further, under Ohio law and our Code of Regulations, the statement in the April 2, 2009 letter did not constitute a formal nomination, and the stated nominees in Cedar Creek’s preliminary proxy statement are not even the same persons mentioned in Mr. Eriksen’s original letter.
     In the April 2, 2009 letter Mr. Eriksen made no mention of any intent to solicit proxies and had not done so in any other communication with the Company. The April 2, 2009 letter was the only communication to the Company from or on behalf of Cedar Creek or Mr. Eriksen prior to the filing of the Company’s definitive proxy materials. This letter was not a solicitation under Rule 14a-1 because it was directed only to the Company, not to any Shareholders. We had no prior history with solicitations by Mr. Eriksen and he had made no overtures to the Company regarding one. On April 9, 2009, with no knowledge of, or any

Ms. Peggy Kim
May 18, 2009

reasonable belief that there would be, any solicitation in opposition to its slate of director candidates, the Company filed its definitive proxy materials in compliance with Rule 14a-6.
     2. In compliance with the Staff’s comment and pursuant to our communications with you, concurrently with the submission of this letter we have filed as definitive additional soliciting material (tagged “DEFA14A”) a supplement to our definitive proxy statement addressing the solicitation by Cedar Creek and including the remaining information required by Items 4(b) and 5(b) of Schedule 14A that was not included in the Company’s definitive proxy statement.
     By way of this letter the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope this response and our related filing address the Staff’s concerns satisfactorily. If you have any questions, please call Mr. Jason L. Hodges, our outside counsel, at (513) 723-8590.
Very truly yours,
/s/ James F. Laird
James F. Laird
Chief Financial Officer and Secretary